Exhibit 99.1

FOR IMMEDIATE RELEASE

MY Forms Joint Venture with Huaneng Renewables on Wind and Solar Power Development

Zhongshan, China, August 31, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that Guangdong Mingyang Wind Power Group Limited (“Guangdong Mingyang”), a subsidiary of Ming Yang, has formed a joint venture (the “Joint Venture”) with Huaneng Renewables Corporation Limited (“Huaneng Renewables”) (HKEx Stock Code: 0958) specializing in the development of wind and solar power projects in China and overseas markets.

Huaneng Renewables, a subsidiary of China Huaneng Group, is a leading pure-play renewable energy company in China focusing on wind power generation. Huaneng Renewables will have 63% shareholding in the Joint Venture, and Guangdong Mingyang will own the remaining 37%. The Joint Venture will focus on developing and operating wind and solar power projects primarily in Southern China, with an aim to becoming a national and international developer and operator of high quality wind power farms.

“This Joint Venture marks an important milestone in the development of Ming Yang’ strategic alliances in the wind power sector,” said Chuanwei Zhang, the Chairman and Chief Executive Officer of Ming Yang. “Through this Joint Venture, we have set our sights on becoming the leading wind power farm developer and operator not only in Southern China, but also extending our reach nationwide and overseas in the future. We are delighted to expand our strategic partnership with Huaneng Renewables, and look forward to a successful partnership.”

Gang Lin, the Executive Director and President of Huaneng Renewables, said, “We are glad to form this Joint Venture with Ming Yang. Ming Yang’s leading position in Guangdong province and its wind resources secured in that area offer us geographical advantages in Southern China. Leveraging our expertise across China, we are confident that the Joint Venture can replicate our success nationwide and beyond.”

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Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

About Huaneng Renewables Corporation Limited

Huaneng Renewables Corporation Limited is a company incorporated in the PRC whose H shares are listed on the Main Board of Hong Kong Stock Exchange (HKEx Stock Code: 0958). Huaneng Renewables Corporation Limited, a subsidiary of China Huaneng Group, is a leading pure-play renewable energy company in the PRC primarily focusing on wind power generation.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

+852-2530-0228

mingyang@fleishman.com

Huaneng Renewables Corporation Limited

Tao Zhu

+86-010-6829-7976

tao_zhu@hneep.com.cn

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